

June 2, 2011

Scott R. Chichester
President, Treasurer and Director
Bayview Acquisition Corp.
676a 9th Avenue Ste. 239
New York, New York 10036

Re: **BAYVIEW ACQUISITION CORP.**
Amendment # 1 to Form 10
Filed May 25, 2011
File No. 0-54355

Dear Mr. Chichester:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please amend the filing to include the form and file number on the covering page.

2. Please provide updated financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Patricia Armelin at (202) 551-3734 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson at (202) 551- 3746 or me at (202) 551-3765 with any questions.

Sincerely,

Pamela A. Long
Assistant Director